SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934





[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the period ended December 31, 1999.


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                         Commission file number 1-3229


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.
                                 Logicon, Inc.
                               3701 Skypark Drive
                           Torrance, California 90505


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067








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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.



                                  /s/ Steve Movius
                                 -------------------------------------
Dated: March 24, 2000            By Steve Movius
                                    Chief Financial Officer





































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


EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 4


FINANCIAL STATEMENTS:

  Statements of Financial Condition
   December 31, 1999 (Liquidation Basis) and 1998                            5

  Statements of Income and Changes in Plan Equity
   Years Ended December 31, 1999 (Liquidation Basis), 1998 and 1997          6

  Notes to Financial Statements                                            7-8






























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INDEPENDENT AUDITORS' REPORT



To the Participants and the
Administrative Committee of the
Employees' Stock Purchase Plan of Logicon, Inc.:



We have audited the accompanying statements of financial condition of the Employees' Stock Purchase Plan of Logicon, Inc. as of December 31, 1999 (liquidation basis) and 1998, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Employees' Stock Purchase Plan of Logicon, Inc. as of December 31, 1999 (liquidation basis) and 1998, and its income and changes in plan equity for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the accompanying financial statements, the board of directors of Logicon, Inc., the Plan's Sponsor, elected on December 18, 1999 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which investments information is stated from the ongoing basis used in presenting 1998 and 1997 financial statements to the liquidation basis used in presenting the 1999 financial statements.




/s/ Deloitte & Touche LLP
--------------------------
Deloitte & Touche LLP
Los Angeles, California
March 30, 2000



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


EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1999 (LIQUIDATION BASIS) AND 1998
----------------------------------------------------------------------------------------------------

                                                                          1999          1998
ASSETS:
  Investment in common stock of Northrop Grumman Corporation,
    at fair value (Notes 1 and 2)                                     $13,262,465   $18,208,271
  Cash and short-term investments                                       2,142,601       915,360
  Receivable for sale of common stock                                     982,250           -
  Contributions receivable from participants                                5,176       245,056
  Due from Logicon, Inc.                                                    7,795         6,170
                                                                      -----------   -----------
           Total assets                                                16,400,287    19,374,857

LIABILITIES:
  Dividends and interest payable to participants                          237,839       233,032
  Dividends and interest payable to Logicon, Inc.                         117,680       116,211
  Net assets payable to participants upon plan termination (Note 5)    15,909,805           -
  Payable for purchase of common stock                                        -         363,344
  Participant withdrawals payable                                         134,963       341,488
                                                                      -----------   -----------
           Total liabilities                                           16,400,287     1,054,075
                                                                      -----------   -----------

PLAN EQUITY                                                           $       -     $18,320,782
                                                                      ===========   ===========


See notes to financial statements.



















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


EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
YEARS ENDED DECEMBER 31, 1999 (LIQUIDATION BASIS), 1998 AND 1997
----------------------------------------------------------------------------------------------------

                                                            1999            1998            1997
ADDITIONS:
  Investment income:
    Dividend income                                    $    338,590    $    331,321    $    256,332
    Interest income                                          19,574          16,836          18,864
    Net realized and unrealized appreciation in
      market value of Logicon, Inc. common stock                                         13,199,447
    Net realized and unrealized (depreciation)
      appreciation in market value of Northrop
      Grumman Corporation common stock                   (5,021,276)     (7,694,223)        230,946
  Contributions by participants                           6,344,164       6,072,697       5,460,278
  Contributions by Logicon, Inc., net of participant
    forfeitures of $291,010, $754,405 and $783,459        2,938,668       2,169,065       1,846,696
                                                       ------------    ------------    ------------
                                                          4,619,720         895,696      21,012,563
                                                       ------------    ------------    ------------
DEDUCTIONS:
  Participant withdrawals                                 1,713,240       3,317,793       2,564,383
  Distributions to participants                           5,079,685      10,626,339       5,431,944
  Distributions of dividends and interest                   237,772         232,968         203,268
                                                       ------------    ------------    ------------
                                                          6,994,577      14,177,100       8,199,595
                                                       ------------    ------------    ------------
DISTRIBUTIONS TO PARTICIPANTS UPON
  PLAN TERMINATION  (Note 5)                             15,909,805
                                                       ------------
(DECREASE) INCREASE IN PLAN EQUITY                      (18,320,782)    (13,281,404)     12,812,968

PLAN EQUITY:
  Beginning of period                                    18,320,782      31,602,186      18,789,218
                                                       ------------    ------------    ------------
  End of period                                        $       -       $ 18,320,782    $ 31,602,186
                                                       ============    ============    ============


See notes to financial statements.









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

EMPLOYEES' STOCK PURCHASE PLAN OF LOGICON, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 (LIQUIDATION BASIS), 1998 AND 1997
--------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

    The Employees' Stock Purchase Plan of Logicon, Inc. (the "Plan") was established to provide the employees of certain subsidiaries of Logicon, Inc. (the "Company") the opportunity to acquire shares of Logicon, Inc. common stock. As a result of the merger of Logicon, Inc. and Northrop Grumman Corporation ("Northrop") on August 1, 1997, each share of Logicon, Inc. common stock was converted to .6161 of a share of Northrop Grumman common stock. Effective August 21, 1997, the Plan was amended to provide for the purchase of Northrop common stock. Participants may contribute up to 6% of their base compensation to the Plan through regular after tax payroll deductions. The Company makes contributions to the Plan equal to 50% of the amounts contributed by participants, less participant forfeitures of non-vested amounts. As provided in the Trust agreement, all participant and Company contributions are invested by Sanwa Bank California (the "Trustee") in shares of Northrop common stock. The shares are purchased at fair market value on the open market. All administrative and other expenses of the Plan are paid by the Company. Dividend and interest income is distributed ratably to the participants and to the Company each year based upon participants' vested and non-vested account balances.

    Participants' interests in the Plan are accumulated in units which, at the time of distribution or withdrawal, are converted into whole shares of Northrop common stock and into cash for fractional shares. This conversion is based upon each participant's proportionate interest in the Plan as measured in units, multiplied by the total number of shares of Northrop common stock held by the Plan. Participant contributions are fully vested at all times. Company contributions vest two years after the close of the plan year in which the contributions were made, or at the time of the participant's total disability, death or retirement. Distributions of class year equity are made annually following the end of the Plan year in which the Company contributions become fully vested. On December 18, 1999, the Company terminated the Plan with all participants becoming fully vested in their share of Company contributions as of and after July 1, 1999.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investment in Northrop Grumman Corporation common stock is stated at its closing market price on the date of valuation.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
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



    Financial Statement Reclassification - To conform to the presentation in 1999, certain amounts for 1998 and 1997 have been reclassified in the financial statements.

3.  INCOME TAXES

    The Plan is established under current tax law as a grantor trust and is therefore not subject to taxes on its income. For tax purposes, the Company is considered to be the owner of the portion of the Plan equity attributable to non-vested Company contributions. Company contributions, and earnings thereon, become taxable to participants as compensation upon vesting and distribution. Participants are responsible for individual income taxes on dividend and interest distributions from the Plan.

4.  DETAIL OF PLAN EQUITY

                                                                           December 31,
                                                     -----------------------------------------------------
                                                          1999             1998               1997
     Plan equity is comprised of the following:
       Class year ended December 31, 1995                                                 $10,424,080*
       Class year ended December 31, 1996                              $ 6,145,706*        11,372,353
       Class year ended December 31, 1997             $ 3,350,245        5,241,209          9,805,753
       Class year ended December 31, 1998               4,383,103        6,933,867
       Class year ended December 31, 1999               8,176,457
                                                      -----------     ------------        -----------
                                                      $15,909,805**   $ 18,320,782        $31,602,186
                                                      ===========     ============        ===========


    * Subsequent to the applicable plan year end, the appropriate class year equity was distributed to participants.

    ** Represents plan equity prior to accrual of final distribution to participants upon liquidation.

    At December 31, 1999, the number of units attributable to the Classes of 1999, 1998 and 1997 were 424,535, 227,579 and 173,951, respectively, and
    Plan equity per unit was approximately $19.26.

 5. PLAN TERMINATION

    The Company elected to terminate the Plan as of December 18, 1999. At the Plan's termination, all employees who participate in the Plan on or after July 1, 1999 became fully vested in their share of Company contributions for all class years. Distributions for all class years are expected to be made during April 2000.

                                     ******

                                                                       Exhibit 1
                                                                       ---------








                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-34717 of Northrop Grumman Corporation on Form S-8 of our report dated March 30, 2000, appearing in this Annual Report on Form 11-K of the Employees' Stock Purchase Plan of Logicon, Inc., for the year ended December 31, 1999.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Los Angeles, California
March 30, 2000






























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